UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Silver Star Properties REIT, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Allen R. Hartman

11211 Katy Freeway, Suite 309

Houston, Texas 77079

(281) 380-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

October 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 12

1		Names of Reporting Persons Allen R. Hartman
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,800,489[1]
	8	Shared Voting Power: 2,813,732[2]
	9	Sole Dispositive Power: 1,800,489[1]
	10	Shared Dispositive Power: 2,813,732[2]
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 4,614,221
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 13.2%[3]
14		Type of Reporting Person: IN

Notes:

(1)	The amount includes (a) 602,261 shares owned by Allen R. Hartman, (b) 19,000 shares held by Hartman XX Holdings, Inc. (“Holdings”), and (c) 1,198,228 shares owned by Hartman vREIT XXI, Inc. (“vREIT”). These amounts are also included below for Holdings and vREIT. Mr. Hartman is the Executive Chairman and CEO of Holdings and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by Holdings. Mr. Hartman is the sole stockholder of vREIT and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by vREIT.
(2)	These shares are held by the Hartman Family Protection Trust (the “Trust”). Mr. and Mrs. Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included below for Lisa Hartman and the Trust.
(3)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 3 of 12

1		Names of Reporting Persons Hartman Family Protection Trust
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,813,732[4]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 2,813,732[4]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 2,813,732
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 8.1%[5]
14		Type of Reporting Person: OO

Notes:

(4)	The shares are owned by the Trust. Allen R. Hartman and Lisa Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included above for Mr. Hartman and below for Lisa Hartman.
(5)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 4 of 12

1		Names of Reporting Persons Hartman XX Holdings, Inc.
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: Texas, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 19,000[6]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 19,000[6]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 19,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0.1%[7]
14		Type of Reporting Person: CO

Notes:

(6)	The shares are owned by Holdings. Allen R. Hartman is the sole stockholder of Holdings and, by virtue of such position, has sole voting and investment discretion with respect to shares owned by Holdings. These shares are also included above for Mr. Hartman.
(7)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 5 of 12

1		Names of Reporting Persons Hartman vREIT XXI, Inc.
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: Maryland, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,198,228[8]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,198,228[8]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 1,198,228
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 3.4%[9]
14		Type of Reporting Person: CO

Notes:

(8)	The shares are owned by vREIT. Allen R. Hartman is the Executive Chairman and Chief Executive Officer of vREIT and, by virtue of such positions, has sole voting and investment discretion with respect to shares owned by vREIT. These shares are also included above for Mr. Hartman.
(9)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 6 of 12

1		Names of Reporting Persons Lisa Hartman
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds: PF
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,420[10]
	8	Shared Voting Power: 2,813,732[11]
	9	Sole Dispositive Power: 3,420[10]
	10	Shared Dispositive Power: 2,813,732[11]
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 2,817,152
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 8.1%[12]
14		Type of Reporting Person: IN

Notes:

(10)	The shares are owned by the Reporting Person, who is the spouse of Allen R. Hartman. By virtue of such relationship, Mr. Hartman and Mrs. Hartman may be deemed to share voting and/or investment discretion with respect to such shares.
(11)	These shares are held by the Trust. Mr. and Mrs. Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included above for Mr. Hartman and the Trust.
(12)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 7 of 12

1		Names of Reporting Persons Charlotte Hartman
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 91,430
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 91,430
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 91,430
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0.3%[13]
14		Type of Reporting Person: IN

Notes:

(13)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 8 of 12

1		Names of Reporting Persons Victoria Hartman Massey
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 91,430
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 91,430
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 91,430
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0.3%[14]
14		Type of Reporting Person: IN

Notes:

(14)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 9 of 12

1		Names of Reporting Persons Margaret Hartman
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 441,359
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 441,359
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 441,359
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 1.3%[15]
14		Type of Reporting Person: IN

Notes:

(15)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

This Amendment No. 1 on Schedule 13D/A amends the Schedule 13D filed by the undersigned on October 17, 2023 (the “Schedule 13D”) in respect of the common stock, par value $.001 per share, of Silver Star Properties REIT, Inc. (“Silver Star”). In addition to amendments to Item 4 and Item 7 of the Schedule 13D described below, the Schedule 13D is also amended to (i) correct a typographical error by replacing references to “Hartman vREIT, Inc.” contained therein with “Hartman vREIT XXI, Inc.” and (ii) revise the holdings tables set forth above for Allen R. Hartman, the Hartman Family Protection Trust, and Lisa Hartman to reflect that Mr. and Mrs. Hartman are co-trustees of the trust and, by virtue of such positions, share voting and investment discretion with respect to its assets.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as set forth below to provide updated information regarding the complaint filed by Allen R. Hartman on August 25, 2023 in the Circuit Court for Baltimore City, Maryland (Case No. 24C23003722) against Silver Star and the Executive Committee of its Board of Directors.

The Reporting Persons own, in the aggregate, 5,241,860 shares of Silver Star common stock, or approximately 15.0% of the issued and outstanding shares of Silver Star common stock, which collectively makes them the largest stockholders of Silver Star.

The Reporting Persons believe that Silver Star should pursue a liquidation strategy and return capital to investors. Mr. Hartman believes that Silver Star has been, and is being, mismanaged and that the majority of Silver Star’s stockholders would prefer a return of their invested capital in a Texas commercial property REIT rather than allowing their investments to be gambled in a national self-storage strategy.

Mr. Hartman believes that the value of Silver Star is declining due to mismanagement by the Executive Committee (the “Committee”) of its board of directors (the “Board”), led by Gerald Haddock. Mr. Hartman believes that Silver Star has pursued a near-term liquidation strategy to sell assets at fire sale prices and has invested primary in market self-storage investments at a premium cost to the investors.

Silver Star has not held an annual meeting of stockholders since October 2013. On August 25, 2023, after Silver Star refused to confirm that it would hold an annual meeting of stockholders in 2023 for the purpose of electing directors for the ensuing year, Mr. Hartman filed a complaint in the Circuit Court for Baltimore City, Maryland, Case No. 24C23003722 (the “Maryland Litigation”), pursuant to which he is asking the court to require Silver Star to hold a 2023 annual meeting. A copy of the complaint was provided to Silver Star’s general counsel on August 25, 2023. Just five days later, on August 30, 2023, Silver Star filed a Current Report on Form 8-K to announce that the Committee had amended Section 2 of Article II of Silver Star’s Bylaws, effective August 28, 2023, “to allow the stockholders to elect directors and transact any business within the powers of the Company without a meeting, by a consent in writing or by electronic transmission to such action by a quorum of the stockholders, at the discretion of the Board of Directors, and to deliver notice of shareholder meetings to a stockholder’s email address of record” (the “Purported Bylaw Amendment”). Mr. Hartman believes that the Purported Bylaw Amendment was adopted in response to his lawsuit and for a purpose of disenfranchising stockholders of their right to annually elect directors at a duly called and convened annual meeting. Mr. Hartman further believes that the Purported Bylaw Amendment violates Maryland law and cannot be enforced. First, Section 2-411(a)(2)(iii) of the Maryland General Corporation Law (the “MGCL”) prohibits the Board from delegating to a committee, including the Committee, the power to amend the Bylaws. Second, Section 2-505(b)(2) of the MGCL prohibits the holders of Silver Star’s common stock from taking action without a meeting except by unanimous written consent unless the power to do so is expressly authorized by Silver Star’s charter. Silver Star’s charter does not authorize the holders of Silver Star’s common stock to take action without a meeting.

Also on August 25, 2023, Mr. Hartman and vREIT, through counsel, made a demand on Silver Star to inspect and copy Silver Star’s stock ledger pursuant to Section 2-513 of the MGCL and Section 8.8 of Silver Star’s charter. Silver Star was required to make the stock ledger available no later than September 14, 2023. On September 24, 2023, Silver Star’s general counsel responded to the demand by citing to case law from a jurisdiction other than Maryland that addressed the corporation law of such other jurisdiction and stating that Silver Star would not make the stock ledger available because Mr. Hartman and vREIT did not articulate “a legitimate purpose” for requesting the stock ledger. Neither Maryland law (statutory or case law) nor Silver Star’s charter requires a requesting stockholder to articulate a “legitimate purpose” when seeking to inspect and copy the stock ledger. Indeed, Section 8.2 of Silver Star’s charter guarantees to “any Stockholder” the right to inspect and copy Silver Star’s stockholder list “in connection with matters relating to Stockholder’s voting rights, and the exercise of Stockholder rights under federal proxy laws.” In any event, Mr. Hartman and vREIT made such demand because they desire to communicate with Silver Star’s common stockholders regarding their investments, Silver Star’s business and compensation strategies, and, in some cases, the possibility of serving on the Board.

Other than engaging in such communications, the Reporting Persons presently have no specific plans or proposals that would relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, they may, in the future, take such actions with respect to their investments in Silver Star, alone, as a group, or with others, that might involve one or more of the events described in the aforementioned subparagraphs, including communications with Silver Star’s board of directors and stockholders respecting strategies to enhance stockholder value by, among other initiatives, pursuing changes in the composition of the Board of Directors.

On October 19, 2023, Mr. Hartman, joined by vREIT, filed a First Amended Complaint in the Maryland Litigation pursuant to which they are asking the court to (i) compel Silver Star and the Committee to hold a 2023 annual meeting of stockholders, (ii) compel Silver Star to comply with its charter and Section 2-513 of the MGCL by allowing Mr. Hartman and vREIT to inspect and copy Silver Star’s stock ledger, and (iii) declare the Purported Bylaw Amendment unlawful and enjoin Silver Star and the Committee from soliciting consents pursuant to the Purported Bylaw Amendment. A copy of the First Amended Complaint is filed herewith as Exhibit 99.2.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to add the following exhibit:

Exhibit No.	Description

99.2	First Amended Complaint in the Maryland Litigation (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2023	/s/ Allen R. Hartman
Allen R. Hartman

Dated: October 24, 2023	HARTMAN FAMILY PROTECTION TRUST

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	Trustee

Dated: October 24, 2023	HARTMAN XX HOLDINGS, INC.

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	President

Dated: October 24, 2023	HARTMAN vREIT, INC.

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	Executive Chairman and CEO

Dated: October 24, 2023	/s/ Lisa Hartman
Lisa Hartman

Dated: October 24, 2023	/s/ Charlotte Hartman
Charlotte Hartman

Dated: October 24, 2023	/s/ Victoria Hartman Massey
Victoria Hartman Massey

Dated: October 24, 2023	/s/ Margaret Hartman
Margaret Hartman